UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F          X                                                 Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                      No          X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, December 8, 2008, and entitled “Orbotech Ltd.: Dispute Reference to Arbitration”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH LTD.: DISPUTE REFERENCE TO ARBITRATION

YAVNE, ISRAEL — December 8, 2008 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced that on December 4, 2008, the Company was notified by GE Healthcare, a unit of General Electric Company (“GE”), and its division GE Healthcare Systems Israel Ltd. (“GEMSI”), that it is referring a dispute with the Company and its subsidiary, Orbotech Medical Solutions Ltd. (“OMS”) to arbitration in Israel in accordance with the terms of an agreement between the Company and GEMSI from December 2004 (the “Agreement”) which had been assigned to OMS and which expired in December 2007. The dispute relates, among other things, to a claim by GEMSI that OMS has an obligation to supply it with CZT modules at a specific price per module. OMS believes it is under no obligation to supply these modules. The proceeding is at an early stage, an arbitrator has yet to be appointed and the Company and OMS have not yet received a statement of claim. Based on the information currently available to them, the Company and OMS believe they have good defenses against any such claim, which they intend to defend vigorously.

In addition, a separate dispute which is not under the Agreement is currently the subject of litigation between the Company and GE in the United States District Court for the Central District of California. On November 4, 2008, GE filed a complaint against the Company claiming breach of contract and requesting specific performance, injunctive relief, declaratory relief and damages. GE also filed a motion for a preliminary injunction. The dispute at issue in that matter relates to GE’s claim that OMS has an obligation to supply GEMSI with 850 CZT modules. The suit is in preliminary stages and the Company will be filing a motion to dismiss GE’s complaint for lack of personal jurisdiction, improper service and inconvenient forum and to continue GE’s motion for a preliminary injunction until after the court’s ruling on the Company’s motion to dismiss. The Company believes it has good arguments to dismiss GE’s complaint as well as good arguments on the merits should the court determine it will hear the case and intends to defend it vigorously.

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (“AOI”) and process control systems for bare and assembled printed circuit boards (“PCB”s), imaging solutions for PCB production and AOI, test and repair systems for flat panel displays (“FPD”s). Orbotech also markets computer-aided manufacturing and engineering (“CAM”) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., Orbotech develops and markets automatic check reading solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steimberg
Amichai Steimberg
Executive Vice President and Chief Financial Officer

Date: December 9, 2008